Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

DISCLAIMER CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company's future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. Words such as "may," "anticipate,'' "plan." "estimate.'' "expect," project," "assume," "approximately," "continue," "should," "could," "will," "poised," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events; the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated; Agree i have read and agree to the terms of this website.

DISCLAIMER • the outcome of any legal proceedings that may be instituted against Chemical or TCF; • the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF's existing businesses; • business disruptions following the merger; and • other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets, inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical’s and TCF’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH Agree i have read and agree to the terms of this website.

DISCLAIMER THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://wwv.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF's website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800. Detroit. Ml 48226. by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations. TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata. MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. PARTICIPANTS IN SOLICITATION Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical's directors and executive officers is contained in Chemical's Annual Report on Form 10-K for the year ended December 31. 2017, its Proxy Statement on Schedule 14A, dated March 16. 2018. and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14. 2018. and certain of its Current Reoorts on Form 8-K. which are filed with the SEC Additional information reaardina the interests of those Agree i have read and agree to the terms of this website.

DISCLAIMER A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical's website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF's website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Ml 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com, or to TCF Investor Relations at Investor Relations. TCF Financial Corporation, 200 Lake Street East. EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. PARTICIPANTS IN SOLICITATION Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical's directors and executive officers is contained in Chemical's Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K; which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. Agree I have read and agree to the terms of this website.

Press Releases Investor Presentation Fact Sheet SEC Filings Resources CREATING A PREMIER MIDWEST BANK Chemical Financial Corporation and TCF Financial Corporation announced on January 28, 2019 that they have entered into a definitive agreement under which the companies will combine in an all stock merger of equals transaction. These two complementary banking platforms will combine to create a premier Midwest bank that is TCF CONTACT INFORMATION uniquely positioned to capitalize on market opportunities and broaden the channels and customers it serves through INVESTORS increased scale and expanded product offerings. Tim Sedabres (952) 745-2766 investor@tcfbank.com PRESS RELEASES MEDIA Mark Goldman 01/28/2019 Chemical Financial Corporation and TCF Financial Corporation Announce Merger of Equals to (952) 475-7050 Create a Premier Midwest Bank Headquartered in Detroit news@tcfbank.com CHEMICAL CONTACT INVESTOR PRESENTATION INFORMATION 01/28/2019 Transformational Partnership INVESTORS Dennis Klaeser (248) 498-2848 investorinformation@ChemicalBank.com FACT SHEET MEDIA Tom Wennerberg 01/28/2019 Creating a Premier Midwest Bank (248) 498-2872 Tom.Wennerberg@ChemicalBank.com SEC FILINGS To Come RESOURCES TCF logo Chemical Bank Logo Important Information © 2019 Chemical Financial Corporation and TCF Financial Corporation. All rights reserved.